VIA EDGAR

January 19, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:Craig Arakawa, Accounting Branch Chief

Myra Moosariparambil

Raj Rajan

RE: Cherokee Inc.

Form 10-K for the Year Ended January 28, 2017

Filed May 18, 2017

File No. 000-18640

Dear Mr. Arakawa:

Cherokee Inc. (the “Company,” “we,”  “us” or “our”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities Exchange Commission (the “Commission”) in a letter dated December 21, 2017 (the “Comment Letter”), relating to the above-referenced Annual Report on Form 10-K for the year ended January 28, 2017 (File No. 000-18640) filed by the Company with the Commission on May 18, 2017 (the “Annual Report”), as well as the Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2017 filed by the Company with the Commission on December 7, 2017 (the “Quarterly Report”) and the Current Report on Form 8-K filed by the Company with the Commission on December 8, 2017 (the “Current Report”).

For your convenience, the Staff’s headings and numbered comments set forth in the Comment Letter have been reproduced in italicized font herein, with the Company’s response to each comment immediately following the comment. Defined terms used but not otherwise defined herein have the meanings given to them in the Annual Report.

Form 10-K for the Year Ended January 28, 2017

Financial Statements

Consolidated Balance Sheets, page 53

1.

We note your accounts payable and other accrued payables represent 67% of total current liabilities. Please separately disclose, either on your balance sheet or in your footnotes, any elements of accounts payable and other accrued payables that exceed 5 percent of total current liabilities or explain to us why it is not required. Refer to Rule 5-02(20) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that as a result of the Hi-Tec Acquisition during Fiscal 2017, two items that exceeded 5% of total current liabilities were included in accounts payable and other accrued payables at January 28, 2017, which were (i) accrued restructuring costs of $3,782,000 and (ii) a liability for remaining amounts due to Carolina Footwear Group, LLC of $6,815,000. These two items and their amounts, which directly relate to the Hi-Tec Acquisition, are disclosed in Note 3. Business Combinations of the Company’s consolidated financial statements contained in the Annual Report (see pages 67 and 69, respectively, of the Annual Report). Also included in accounts payable and other accrued payables are amounts payable to trade creditors, amounting to $2.4 million, which is 6% of total current liabilities.  Except for these three items, there were no other current liabilities that exceeded  5% of the Company’s total current liabilities as of January 28, 2017.

In response to the Staff’s comment, the Company will include a footnote in future periodic reports segregating accounts payable and any elements of other accrued payables that exceed 5% of total current liabilities.

Note 5. Intangible Assets, page 70

2.

You state that certain acquired trademarks are indefinite lived and not amortized. Please disclose the trademarks not subject to amortization and provide the disclosures required by FASB ASC 350-30-50-2(b). In addition, for intangible assets acquired during the periods presented, provide the disclosures required by FASB ASC 350-30-50-1 as applicable.

Response:

The Company acknowledges the Staff’s comment, and respectfully informs the Staff that all of the Company’s trademarks not subject to amortization are reflected in the major intangible asset class, “Acquired Trademarks”, in the first line of the table included in Note 5. Intangible Assets of the Company’s consolidated financial statements contained in the Annual Report (see page 70 of the Annual Report), comprising greater than 90% of that balance. In response to the Staff’s comment, the Company will include disclosure to identify the amounts in this line item that are non-amortizable in its future periodic reports that contain this information.

In addition, the Company respectfully informs the Staff that, in accordance with FASB ASC 350-30-50-1, the Company disclosed the amounts assigned to each major intangible asset class acquired in the Hi-Tec Acquisition in Note 3. Business Combinations of the Company’s consolidated financial statements contained in the Annual Report (see page 68 of the Annual Report). Of the $53,940,000 of intangible assets acquired in the Hi-Tec Acquisition, $53,440,000, or 99%, were non-amortizable trademarks, and the Company believes the amount of amortizable intangible assets acquired, totaling $500,000, is immaterial. In response to the Staff’s comment, the Company will include disclosure to identify these amounts as amortizable or non-amortizable, as applicable, in its future periodic reports that contain this information.

Form 10-Q for the Quarterly Period Ended October 28, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 26

3.

We note your license agreements with Target covering (a) sales of most Cherokee branded products in the United States expired on January 31, 2017 and (b) school uniforms category and Liz Lange will expire at the end of its current term on January 31, 2018. We note your license agreements with Kohl’s regarding Hawk Signature and Tony Hawk branded products expire at the end of Fiscal 2018. We also note significant decline in Cherokee brand and Liz Lange brand royalty revenues in Fiscal 2017 and during the nine months ended October 28, 2017. Please address the following:

•

Tell us whether you considered the expiration of license agreements and decline in revenue to be triggering events for assessing impairment of the trade marks at October 28, 2017 and explain the basis for your conclusion. Please refer to FASB ASC 360-10-35-21.

•

Please expand your critical accounting policy disclosure to include your impairment assessment and triggering event considerations regarding the intangible assets. Considering significant decline in your revenues of Cherokee and Liz Lange brands and expiration of license agreements, to the extent the trademarks are considered to be at risk of impairment, disclose the results of your impairment testing, methodology, significant estimates and underlying assumptions.

Response:

The Company acknowledges the Staff’s comments, and respectfully informs the Staff as follows:

Expiration of License Agreements Were Not Impairment Assessment Triggering Events

The Company’s royalty revenues are, and have historically been, generated from numerous license agreements with varying lives, renewal periods and other terms. As a result, it is a  normal and ordinary course aspect of the Company’s operations to replace licensees as their license agreements with the Company expire or are not renewed, and also to experience a  temporary decline in royalty revenues for some period of time as a result of such an event.

As part of the Company’s forecasting process that occurs during our year end close process, which coincides with the annual impairment testing of our indefinite lived intangible assets, we previously forecasted a replacement of the Target and Kohl’s royalty revenues through securing new license agreements.  As  of October 28, 2017, the Company had executed 11 new wholesale license agreements intended to replace the Target license agreements related to the Cherokee and Liz Lange brands, and three new wholesale license agreements intended to replace the Kohl’s license agreement related to the Hawk Signature and Tony Hawk brands. Although these new wholesale license agreements commenced concurrently with or before the expiration of the agreements they are intended to replace, the Company anticipated that the new wholesale licensees would need a period of time after such commencement to develop relationships with new retailers and customers before our royalty revenues from their sales could be expected to approximate those of Target and Kohl’s. Based upon our historical experience and the general characteristics of our industry, this is a normal and expected consequence after a licensee is replaced.  As a result, our expectation through the third quarter of Fiscal 2018 was that the royalty revenues from these and other potential future license agreements for these brands would replace our historical royalty revenues from Target and Kohl’s over time, rather than immediately upon effectiveness of the new license agreements. For these reasons, we did not consider the expiration of the license agreements with Target or Kohl’s, or the temporary decline in revenues, to be triggering events requiring the testing of the trademarks for impairment through the third quarter of Fiscal 2018.

In addition, the Company respectfully notes to the Staff that it has other ongoing license agreements for these brands that have generated and will continue to generate royalty revenues related these brands in Fiscal 2018 and beyond.

Critical Accounting Policy Disclosure

The Company acknowledges the Staff’s request for expanded critical accounting policy disclosure about the Company’s impairment assessment and triggering event considerations for its intangible assets. In response to the Staff’s request, the Company will include in its future periodic reports that contain this information such expanded disclosure, including disclosure that more specifically incorporates the Company’s application of the guidance in FASB ASC 360-10-35-21.  If the results of our year end impairment testing indicate that there is a risk of impairment, and to the extent our trademarks are determined to be at risk of impairment in future periods, we will disclose the results of our impairment testing, our methodology, the significant estimates used, and our underlying assumptions.

Form 8-K filed December 8, 2017

Exhibit 99.1

4.

We note your reconciliation of GAAP Net Income to Non-GAAP Net Income includes an adjustment titled Adjusted Tax Benefit (Provision). Please revise to explain this adjustment and how the tax effects of non-GAAP adjustments are calculated. Refer to the guidance in Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company acknowledges the Staff’s comment. The Company respectfully informs the Staff that the Company views and presents Non-GAAP Net Income as a performance measure rather than a liquidity measure; as a result, and in accordance with Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations, the Company included the current and deferred income tax effects of the adjustments made to the Company’s net (loss)  income to arrive at Non-GAAP Net Income and presented these effects with the line item titled “Adjusted Tax Benefit (Provision).” The Company computed these tax effects by applying the Company’s effective income tax rate for the period to its non-GAAP (loss) income before income taxes. Accordingly, the “Adjusted Tax Benefit (Provision)” line item represents income tax expense applicable to non-GAAP (loss) income on a pre-tax basis, and it does not include any other tax related non-GAAP adjustments.  In response to the Staff’s comment, the Company will include in its future earnings releases and other disclosures that contain this information  further explanation regarding this line item, including its computation and how it reflects the income tax effects of the non-GAAP adjustments.

* * * * *

If you have any questions or require additional information, please contact me, at (818) 908-9868 ext. 200 or henrys@cherokeeglobalbrands.com, or Steven L. Brink, the Company’s Chief Financial Officer, at (818) 908-9868 ext. 318 or steveb@cherokeeglobalbrands.com.

Very truly yours,

/s/ Henry Stupp

Henry Stupp

Chief Executive Officer

Cherokee Inc.

cc:Steven L. Brink, Chief Financial Officer, Cherokee Inc.

Scott M. Stanton, Morrison & Foerster LLP